# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt Holdings, Inc., CIK 0001820302
CUSIP: 05759B107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5900 Windward Parkway, Suite 450, Alpharetta, Georgia (GA), 30005
Date of event which requires filing of this statement: 06/27/2025
Amends the filing with accession number 0000947871-24-000598
Filed by CIK 0001571949
Persons authorized to receive notices and communications: Andrew J. Surdykowski, Intercontinental Exchange, Inc., 5660 New Northside Drive, Atlanta, Georgia (GA), 30328, 770-857-4700; Rory O'Halloran & Cody Wright, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 212-848-4000

## Reporting persons
- Intercontinental Exchange, Inc. (CIK 0001571949): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,914,472; sole dispositive power 0; shared dispositive power 7,914,472; aggregate amount beneficially owned 7,914,472 (54.2% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes (i) 1,111,294 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Bakkt Holdings, Inc. (the "Issuer") and (ii) 6,803,178 shares of Class V common stock, par value $0.0001 per share ("Class V Common Stock", and together with the Class A Common Stock, the "Common Stock"), of the Issuer beneficially owned by the Reporting Person as of the date hereof. This amount includes 461,360 shares of Class A Common Stock (the "Warrant Shares") underlying the Acquired Warrants (as defined in Item 6 of the Amended Schedule 13D) that became exercisable on September 4, 2024, as described further in Item 6 of the Amended Schedule 13D. The Reporting Persons will not have the power to vote the Warrant Shares unless, and to the extent, Intercontinental Exchange Holdings, Inc. ("ICEH"), a wholly owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), exercises its right to acquire Warrant Shares in accordance with the terms of the Acquired Warrants. In addition, the voting power of the Reporting Persons in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Amended Schedule 13D.
  
  The percentage calculated in Row 13 is based on a total of 14,146,608 shares of Common Stock, consisting of 6,969,532 shares of Class A Common Stock outstanding as of June 17, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") on June 27, 2025, and 7,177,076 shares of Class V Common Stock outstanding as of May 9, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025. As of the date hereof, the Reporting Person beneficially owns 15.0% of the outstanding shares of Class A Common Stock (including the Warrant Shares but excluding any shares of Class V Common Stock).
- Intercontinental Exchange Holdings, Inc. (CIK 0001174746): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,914,472; sole dispositive power 0; shared dispositive power 7,914,472; aggregate amount beneficially owned 7,914,472 (54.2% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes (i) 1,111,294 shares of Class A Common Stock and (ii) 6,803,178 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. This amount includes the Warrant Shares underlying the Acquired Warrants that became exercisable on September 4, 2024, as described further in Item 6 of the Amended Schedule 13D.
  
  The percentage calculated in Row 13 is based on a total of 14,146,608 shares of Common Stock, consisting of 6,969,532 shares of Class A Common Stock outstanding as of June 17, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on June 27, 2025, and 7,177,076 shares of Class V Common Stock outstanding as of May 9, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025. As of the date hereof, the Reporting Person beneficially owns 15.0% of the outstanding shares of Class A Common Stock (including the Warrant Shares but excluding any shares of Class V Common Stock).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bakkt Holdings, Inc.
Address of issuer's principal executive offices: 5900 Windward Parkway, Suite 450, Alpharetta, Georgia (GA), 30005
Comment:
This Amendment No. 6 (this "Amendment") is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation ("ICE"), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation ("ICEH", and together with ICE, the "Reporting Persons" and each a "Reporting Person"), and amends the Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 ("Initial Schedule 13D"), as previously amended by (i) Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on May 5, 2022 ("Amendment No. 1"), (ii) Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons on April 28, 2023 ("Amendment No. 2"), (iii) Amendment No. 3 to the Initial Schedule 13D filed by the Reporting Persons on March 4, 2024 ("Amendment No. 3"), (iv) Amendment No. 4 to the Initial Schedule 13D filed by the Reporting Persons on April 29, 2024 ("Amendment No. 4"), and (v) Amendment No. 5 to the Initial Schedule 13D filed by the Reporting Persons on July 9, 2024 ("Amendment No. 5", and the Initial Schedule 13D as so amended, the "Amended Schedule 13D"), which relates to the shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Bakkt Holdings, Inc., a Delaware corporation (the "Issuer"). Information given in response to each item of this Amendment shall be deemed incorporated by reference in all other items, as applicable.

Each common unit of Bakkt Opco Holdings, LLC, a Delaware limited liability company ("Bakkt Opco") (a "Bakkt Opco Common Unit", and together with one share of Class V Common Stock, par value $0.0001 per share (the "Class V Common Stock"), of the Issuer, a "Paired Interest") is exchangeable (along with the cancelation of a corresponding number of paired shares of Class V Common Stock) for one share of Class A Common Stock pursuant to the A&R Exchange Agreement (as defined in Item 6 of the Amended Schedule 13D, subject to adjustment as set forth in the A&R Exchange Agreement). The Class A Common Stock and the Class V Common Stock are collectively referred to herein as the "Common Stock". Capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership in this Amendment is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 6,969,532 shares of Class A Common Stock and 7,177,076 shares of Class V Common Stock outstanding as of June 17, 2025 and May 9, 2025, respectively, as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") on June 27, 2025 and Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025, respectively, as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include the 461,360 shares of Class A Common Stock (the "Warrant Shares") underlying the Acquired Warrants (as defined in Item 6 of the Amended Schedule 13D), and (ii) with respect to the securities beneficially owned by the Reporting Persons, 649,934 shares of Class A Common Stock, the 461,360 Warrant Shares and 6,803,178 shares of Class A Common Stock underlying the Paired Interests (consisting of 6,803,178 Bakkt Opco Common Units and 6,803,178 shares of Class V Common Stock) beneficially owned by the Reporting Persons as of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

Pursuant to the terms of the A&R Exchange Agreement (as defined in Item 6 of Amendment No. 1), Bakkt Opco Common Units, when coupled with an equivalent number of shares of Class V Common Stock, may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the A&R Exchange Agreement), or, at the option of the Issuer, cash, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 1,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur (a) upon a Permitted Exchange Event (as defined in the A&R Exchange Agreement) or (b) on (1) the last trading day of the second week of the first month of each quarter, (2) the last trading day of the first month of each quarter, (3) the third full trading day occurring after the Issuer publicly announces its results for a quarter and (4) the last trading day of the second month of each quarter.

Pursuant to the Voting Agreement (as described in Item 6 of the Initial Schedule 13D), as long as ICEH and its affiliates beneficially own 50% or more of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time, a proxy designated by the Board will vote the Excess Shares (defined in Item 6 of the Initial Schedule 13D) beneficially owned by the Reporting Persons on any Stockholder Matter (as defined in Item 6 of the Initial Schedule 13D) in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH and its affiliates. The Voting Agreement does not apply to the voting of shares of Common Stock beneficially owned by ICEH and its affiliates that are not Excess Shares. The Voting Agreement also does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest (as defined in Item 6 of the Initial Schedule 13D) of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares of Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time. The Warrant Shares will not have voting power unless, and to the extent, ICEH exercises its right to acquire Warrant Shares in accordance with the terms of the Acquired Warrants and such shares become issued and outstanding.

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of Class A Common Stock, Class V Common Stock and Bakkt Opco Common Units set forth below:

o Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 20,118 shares of Class A Common Stock, 926 shares of Class V Common Stock and 926 Bakkt Opco Common Units.

o Thomas E. Noonan, Director, ICE, beneficially owns 529 shares of Class V Common Stock and 529 Bakkt Opco Common Units.

o Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 146,366 shares of Class V Common Stock and 146,366 Bakkt Opco Common Units, which shares and units are beneficially owned by his spouse through her holdings of vested incentive units in Bakkt Management. Mr. Sprecher disclaims beneficial ownership of the shares and units held indirectly by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above. Except for the shares of Class A Common Stock beneficially owned by Ms. Bowen, the beneficial ownership information set forth above is with respect to shares of Class V Common Stock and Bakkt Opco Common Units indirectly acquired by Ms. Bowen, Mr. Noonan, and Mr. Sprecher's spouse in connection with the Closing in respect of incentive units held by such individuals under the Bakkt equity incentive plan in effect prior to the Closing and held directly by Bakkt Management LLC ("Bakkt Management").
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: This Amendment is being filed to update the aggregate percentage of the Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's issuance of additional shares of its Class A Common Stock from time to time since the date of the filing of Amendment No. 5, and not in connection with a disposition of any shares of Common Stock by the Reporting Persons. The Reporting Persons have not effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Intercontinental Exchange, Inc.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (07/01/2025)
- Intercontinental Exchange Holdings, Inc.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (07/01/2025)